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[IDEX LOGO]                              IDEX CORPORATION
                                         630 Dundee Road, Suite 400
                                         Northbrook, IL 60062-2745
                                         (847) 498-7070



VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:  Mr. Jay Webb                                             June 13, 2006
       Reviewing Accountant

         RE:  IDEX CORPORATION
              FORM 10-K: FOR THE YEAR ENDED DECEMBER 31, 2005
              FILED MARCH 6, 2006
              FILE NO. 001-10235


Dear Mr. Webb:

     We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the "Staff") received by letter dated May 25, 2006 relating to IDEX Corporation's (the "Company") Form 10-K for the fiscal year ended December 31, 2005 (2005 10-K).

     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company's response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the 2005 10-K, as applicable.


FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

FINANCIAL STATEMENTS

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 29

1. WE NOTED THAT YOU HAVE SIGNIFICANT AMOUNTS OF GOODWILL AND INTANGIBLE ASSETS RECORDED ON YOUR BALANCE SHEET. WE ALSO NOTED THE ROLL-FORWARD IN CHANGES IN THESE ACCOUNTS PROVIDED IN FOOTNOTE 3. WE DID NOT SEE ANY DESCRIPTION OF THE COMPANY'S POLICY REGARDING REVIEW OF GOODWILL FOR IMPAIRMENT AND HOW ANY SUBSEQUENT IMPAIRMENT MIGHT BE DETERMINED, HOWEVER. WE REFER YOU TO SFAS 142. PLEASE TELL US ABOUT YOUR REVIEW FOR IMPAIRMENT AND REVISE YOUR FILING TO INCLUDE THE COMPANY'S POLICY IN FUTURE FILINGS. ALTERNATIVELY, TELL US WHY YOU DO NOT BELIEVE THIS TO BE A SIGNIFICANT POLICY TO THE COMPANY.


     The Company reviews the carrying value of goodwill annually in accordance with SFAS 142. The Company evaluates the recoverability of goodwill based on the estimated market value of each business unit (Reporting Unit) and the estimated future cash flows from each of these Reporting Units. This review was completed during the fourth quarter of 2005 and no impairments were identified. The Company describes this process within Management's Discussion and Analysis - Critical Accounting Policies (page 23). We agree that the policy for reviewing the carrying value of goodwill is a significant accounting policy and will include this policy within Note 1 to the consolidated financial statements in future filings.

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Mr. Jay Webb
June 13, 2006
Page 2



2. IN ADDITION, WE NOTED YOU HAVE SIGNIFICANT AMOUNTS OF LONG-LIVED ASSETS RECORDED ON YOUR BALANCE SHEET. TELL US ABOUT YOUR REVIEW FOR IMPAIRMENT RELATED TO THESE ASSETS AND REVISE FUTURE FILINGS TO DISCLOSE THE COMPANY'S POLICY. CLEARLY INDICATE HOW YOU COMPLY WITH PARAGRAPH 7 OF SFAS 144. ALTERNATIVELY, TELL US WHY YOU DO NOT BELIEVE THIS TO BE A SIGNIFICANT POLICY TO THE COMPANY.


     In accordance with paragraph 7 of SFAS 144, long-lived assets are evaluated periodically or whenever events or changes in circumstances indicate that the long-lived asset carrying amount may not be recoverable. When such an evaluation is warranted, a review is performed using estimates of future cash flows. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value. In our significant accounting policies (Note 1, page 30) of the consolidated financial statement under the caption "Depreciation and Amortization", we describe our policy with regards to our review for impairment of long-lived assets. We agree that the policy for reviewing the carrying value of long-lived assets is a significant accounting policy and will highlight this policy as a separate caption within our significant accounting policies footnote (Note 1) in future filings.

In connection with providing its responses to the Staff's comments, the Company acknowledges the following:

     o the company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                       ***

Please direct any further questions or comments to me (847) 664-4754. In addition, we would request that you provide a facsimile of any future correspondence regarding this matter to my attention at (847) 498-9123.



Sincerely,

/s/ Dominic A. Romeo
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Dominic A. Romeo
Vice President and Chief Financial Officer